This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

As filed pursuant to Rule 424(b)(5)
Under the Securities Act of 1933
Registration No. 333-135560

SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2006
PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 30, 2006

3,750,000 Shares

Common Stock

We are selling 3,750,000 shares of common stock.

Our common stock is listed on the Nasdaq Global Market under the symbol “PSPT.” The last reported sale price on October 31, 2006 was $19.59 per share.

The underwriters have an option to purchase a maximum of 562,500 additional shares to cover over-allotments of shares.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page S-13 of this prospectus supplement.

Underwriting
	Price to	Discount and	Proceeds to
	Public	Commissions	PeopleSupport

Per Share	$	$	$
Total	$	$	$

Delivery of the shares will be made on or about November   , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Cowen and Company

JMP Securities          Piper Jaffray

The date of this prospectus supplement is November   , 2006.

Prospectus Supplement

Prospectus

	Page		Page

About This Prospectus	1	Ratios of Earnings to Fixed Charges	3
Risk Factors	1	Use of Proceeds	3
Where You Can Find More Information	1	Description of Securities	3
Information Incorporated by Reference	1	Legal Matters	8
Special Note Regarding Forward-Looking Statements	2	Experts	8
PeopleSupport, Inc.	2

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. The accompanying prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, that utilizes a shelf registration process. Under this shelf process, we may, from time to time, sell any combination of debt securities, preferred stock, common stock and warrants, as described in the accompanying prospectus, in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering and certain other information. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference include important information about us, our common stock being offered hereby and other information you should know before investing in our common stock.

In this prospectus supplement, the terms “we,” “us,” “our” and “ours” refer to PeopleSupport, Inc., a Delaware corporation, and its consolidated subsidiaries. The term “our common stock” means the common stock, par value $0.001 per share, of PeopleSupport, Inc.

You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, as well as the additional information described under “Where You Can Find More Information” on page 1 of the accompanying prospectus, before investing in our common stock. This prospectus supplement adds to, updates and changes information contained in the accompanying prospectus and previously filed information incorporated by reference. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus or the previously filed information incorporated by reference, the statements made in the accompanying prospectus or the previously filed information incorporated by reference are superseded by the statements made in this prospectus supplement.

We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus supplement and the documents incorporated by reference herein contain these types of statements. We make these statements directly in this prospectus supplement and in the documents filed with the SEC that are incorporated by reference in this prospectus supplement. Forward-looking statements, include, without limitation, statements about our expectations regarding our revenue, our clients, our expenses, our anticipated cash needs, our estimates regarding our capital requirements and our needs for additional financing. We generally identify forward-looking statements by using such terms as “may,” “will,” “could,” “should,” “potential,” “continue,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or similar phrases or the negatives of such terms. We base these statements on our beliefs as well as assumptions we made using information currently available to us.

Our forward-looking statements are subject to risks, uncertainties and assumptions, including those identified under “Risk Factors,” as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. These risks, uncertainties and assumptions include, but are not limited to, our dependence on a limited number of clients, our dependence on a few industries, negative public reaction to offshore outsourcing and the effect of any proposed legislation, competitive conditions in the markets we serve, our ability to manage our growth, the risks associated with our operations in the Philippines and Costa Rica, and other risks discussed in “Risk Factors” in this prospectus supplement.

Forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement and, unless required by law, we undertake no obligation to update or revise these forward-looking statements. You should review the factors and risks we describe in other reports, including our annual report on Form 10-K, quarterly reports on Form 10-Q and registration statements that we file from time to time with the SEC.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information related to our business. Because it is a summary, this section may not contain all the information that you should consider before investing in our stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.” You should also read the documents incorporated by reference herein and in the accompanying prospectus, including our financial statements and notes in our annual report on Form 10-K and most recent quarterly report on Form 10-Q, before making an investment decision.

Overview

We are a leading provider of offshore business process outsourcing, or BPO, services which we primarily deliver to U.S.-based clients from our facilities in the Philippines. Based on the size of our workforce of over 7,200 college-educated, fluent English-speaking Filipino employees, we believe we are one of the largest providers of BPO services operating from the Philippines. We provide cost-effective, complex, value-added customer management services to clients in the travel and hospitality, financial services, technology, telecommunications and consumer products industries. We also provide transcription and captioning and other BPO services. Our Filipino employees are familiar with U.S. consumer preferences and are highly trained to understand our clients’ products and services and maximize the quality of every customer interaction, while generating incremental revenues for our clients by up-selling and cross-selling additional products and services. In the large and rapidly growing global BPO market, we believe these strengths distinguish us from our competitors in India, the Philippines and other offshore locations and facilitate the development of long-term strategic partnerships between us and our clients. From 2003 to 2005, we grew our revenues at a compound annual growth rate, or CAGR, of 44%, increasing annual revenues from $30 million to $62 million. For the nine months ended September 30, 2006, we grew our revenues to $79 million, 75%, higher than the same period a year earlier.

We target clients and industries that have broad customer bases with complex customer interaction needs. We provide customer management services to more than 35 principally U.S.-based clients. Our customer management services involve handling calls and e-mails to order goods and services, make and change travel reservations, address billing questions, process warranty claims, collect overdue consumer receivables and obtain technical support. We also provide transcription and captioning to a broad range of customers in the healthcare and insurance, law enforcement, entertainment and education markets through a network of over 600 trained transcriptionists in the Philippines and the United States. Our transcription and captioning business includes transcribing voice recordings and captioning television, film and educational content. Other BPO services we offer include credit application processing, data verification, account activation and mortgage servicing. We perform our services through a variety of channels, including inbound telephone calls, e-mail and webchats. We are performing over 100 processes and managing over 4.5 million customer communications per month for our clients.

We have developed a flexible, secure, integrated “hub and spoke” delivery platform which provides for rapid dissemination of information to and from our outsourcing centers. Our outsourcing centers act as “spokes” connected to data center “hubs” in the United States where applications and data are stored. This platform has the ability to shift transmission among several major carriers to ensure consistent, highly secure and reliable service and allows us to bring online additional outsourcing centers quickly and efficiently. In the first half of 2006, we expanded our delivery platform with a new outsourcing center in Costa Rica with over 400 employees, from which we provide bilingual Spanish-English customer management services to Washington Mutual, Inc.

We believe the Philippines offers significant cultural and language advantages over other offshore outsourcing locations such as India. The Philippines has the third largest English-speaking population in the world and has long-standing ties to the United States. It has modeled many of its government and accounting systems after those of the United States, and English is used to teach mathematics, science and health beginning in third grade and is the primary language of instruction in college. We require that our Filipino service professionals have completed at least two years of college. The Philippines has a large pool of skilled college educated applicants who are attuned to U.S. culture and speak fluent English with minimal accents. For the nine months ended September 30, 2006, we added more than 3,500 net new employees to our workforce in the Philippines, representing less than 2% of job applicants. We believe that our leadership position in the Philippines will provide for continued recruiting success.

As we continue to expand our customer management and transcription and captioning businesses, we are exploring opportunities to offer other BPO services, including those that can be performed during Philippine daytime hours (U.S. nighttime), in order to improve our production seat utilization and operating efficiency. This may include services such as litigation support, computer systems diagnostics and maintenance, desktop publishing, loan servicing and back-office functions for travel, finance and accounting. We have been in discussions with our clients to assess their demand for additional services and geographic diversification. We are also considering acquisitions of other companies as a way of entering or expanding into new markets.

In the last three years we have focused on diversifying our customer base and increasing our service offerings. Our three largest clients for the three months ended September 30, 2006 were Expedia, EarthLink and Washington Mutual, which accounted for 46% of our revenues during that period. Our three largest clients for the nine months ended September 30, 2006 were Expedia, EarthLink and Vonage, which accounted for 47% of our revenues during that period. In 2003, 2004 and 2005, our three largest clients for those years accounted for 88%, 69% and 59% of our total revenues, respectively. While customer management remains our largest service offering, we have also expanded into transcription and captioning and other BPO services.

The BPO Industry

Overview

Business process outsourcing involves contracting with an external organization to take primary responsibility for providing a business process or function. The BPO market includes several functionally-oriented submarkets, such as customer management, transcription and captioning, processing services, human resources, procurement, logistics support, finance and accounting, engineering, facilities management and training. Within these submarkets, we primarily participate in customer management outsourcing, which we generally define as outsourcing any customer service, sales, marketing, technical support or accounts receivable functions.

Current Trends in Customer Management

The scope of customer management outsourcing has expanded from outbound telemarketing to more complex and varied customer management services capable of duplicating and enhancing all of the functionality of a client’s internal customer service team. The delivery platform has evolved from single facility, low technology call centers to large, high volume customer management centers that use advanced technology and require customized training programs tailored to each client’s needs, systems and technology. Companies are now focused on optimizing their brands through improved customer management and increasing the value of their customer relationships by encouraging the purchase of higher value, additional or complementary products and services. At the same time, global competition, pricing pressures and rapid changes in technology make it increasingly difficult for companies to cost-effectively maintain the in-house personnel and infrastructure necessary to handle all of their customer management needs. We believe these trends, combined with rapidly expanding consumer use of alternative communications, such as the Internet, e-mail and Voice over Internet Protocol, or VoIP, have allowed providers of outsourced customer management services to satisfy clients’ needs in an efficient and cost-effective manner.

We believe that the majority of customer management services that could be outsourced are still performed in-house, representing a significant opportunity for us. In addition, we believe the following factors will continue to influence companies to outsource their business processes, including their customer management functions:

•	significant cost benefits;

•	best practices in leveraging learned experiences across multiple clients in an efficient and effective manner, particularly within the client’s specific industries;

•	the importance of professionally managed customer communications to retain and grow customer relationships;

•	the ability to free available resources and management to focus on developing core products and services;

•	the use of highly skilled workers by the outsourcing industry;

•	the extensive and ongoing staff training and associated costs required for maintaining in-house technical support and customer care solutions; and

•	the ability to avoid capital requirements for the sophisticated communications technology needed to provide timely technical support and customer care.

Offshore Delivery of BPO Services

According to Gartner, the offshore BPO market is projected to grow from $6.4 billion to $42.9 billion from 2005 to 2009, representing a CAGR of 61%.

We believe that, to attain high quality BPO services at a lower cost, many companies are moving selected front and back office processes to providers with offshore delivery capabilities. In recent years, fiber optic telecommunications have become widely available at affordable rates. At the same time, we believe offshore providers have become more accepted by businesses and continue to grow in recognition and sophistication. As a result, a large number of BPO services companies have established offshore operations or operate exclusively offshore. Potential clients, in requests for proposals, frequently require significant detail about offshore delivery capabilities.

India currently accounts for the largest share of the offshore BPO market. However, the offshore industry is expanding beyond India to countries such as the Philippines, Costa Rica, China and Russia. We believe the Philippines has emerged as an attractive alternative to India as a destination for offshore outsourcing services, particularly in BPO services that require complex, value-added voice interactions in English.

Competitive Strengths

We believe the following competitive strengths have allowed us to successfully create a sustainable and scalable position as a leading offshore customer management services provider.

Offshore Delivery Model

The Philippines, where our primary BPO centers are located, is an attractive and growing market for offshore business process outsourcing services. As an early entrant in the Philippines, we have successfully established ourselves as one of the market leaders. The Philippines, with a large pool of skilled, college-educated professionals, has the third largest English-speaking population in the world, and English is used to teach mathematics, science and health beginning in third grade and is the primary language of instruction in college. Many Filipinos are familiar with Western business practices and have an affinity for American culture, which we believe offers a substantial advantage in interacting with U.S. consumers and processing their business transactions. In addition, the Philippines has a well-developed telecommunications and utility infrastructure and is an attractive business environment for BPO companies. For instance, we have direct fiber optic lines to all of our locations in the Philippines. The Philippine government has encouraged foreign investment and provided significant assistance to the BPO industry through tax holidays, changes to the country’s educational curriculum and relaxation of certain regulatory restrictions. We believe our English-speaking workforce enables us to provide consistently high quality outsourcing services at costs generally comparable to other offshore locations and substantially lower than those in the United States.

Our scalable platform allows us to bring additional outsourcing centers online quickly and efficiently. In the first half of 2006, we opened an outsourcing center in Costa Rica where we currently have over 400 personnel serving bilingual English and Spanish needs of Washington Mutual. In less than six months of operations, our Costa Rican center achieved high customer satisfaction ratings within Washington Mutual’s customer support system.

Deep Industry Expertise with a Focus on Developing Collaborative Client Relationships

Our industry-focused sales and client development structure, in which our sales personnel and client service directors focus on specific industries, has allowed us to acquire a thorough understanding of our clients’ business issues and customer needs. As a result, we have developed substantial expertise in key industries that require complex customer management services, such as travel and hospitality, financial services, technology, telecommunications and consumer products. For example, we believe that we are the only offshore BPO company accredited by IATA, the International Air Transport Association, which provides us special travel and hospitality benefits as well as attractive recruiting and retention advantages. We collaborate with each of our clients to understand their outsourcing needs and jointly create solutions and service offerings. As part of these efforts, we have clients visit our facilities in the Philippines to participate directly in the training of our professionals. Our clients also invest resources to integrate their processes and technologies with ours to make our services transparent to their customers and provide real-time access to data and reports. We believe that by collaborating with our clients on training programs and integrating our processes, IT and reporting systems we will continue to develop long-term strategic relationships.

Sales and Service Delivery Effort Focused on Every Step of the Customer Interaction

We focus on providing cost-effective solutions that maximize the quality of every customer interaction and generate incremental revenues for our clients by up-selling and cross-selling additional products and services. We have extensive experience in recruiting qualified professionals, providing them uniform training and tracking their performance with detailed, metric-rich performance reports. In addition, we focus on customer retention for our clients. For example, we employ a variety of measures and strategies to retain customers who may be considered at risk for cancellation or defection. Through our emphasis on customer satisfaction and incremental revenue generation, we improve sales of our clients’ products and services, strengthen their relationships with their customers and increase the likelihood of repeat sales.

Highly Scalable and Secure Delivery and Technology Platform

We provide seamless communications between customers in the United States and our professionals in the Philippines and Costa Rica by using dedicated fiber lines leased from major fiber optic network providers. We securely route inbound, multi-channel communications to the optimal location based on our professionals’ skill sets and availability. We also use a uniform “hub and spoke” information technology platform that is highly scalable. Applications and data are stored at our data center “hubs” in the United States, and deployed to our “spokes” in the Philippines and Costa Rica. This architecture allows us to expand to meet the needs of our existing and new clients, optimize our seat and workforce utilization and add additional locations. In addition, we have security capabilities to conduct customer transactions in confidence and we actively monitor our systems and networks for any service disruptions or downturns in performance, so we can identify and address issues quickly and efficiently.

Attractive Employment Culture

We believe we have established a corporate culture that enables us to attract and retain talented professionals. We have developed an extensive recruiting network to attract high quality talent, primarily from universities, throughout the Philippines. Our reputation allows us to attract high quality candidates and be highly selective in our recruiting. We also offer a broad range of programs for enhancing employee retention and encouraging career development, including creating rewards and recognition for performance, stressing professional development through continuing education, offering attractive compensation and comprehensive benefits packages and encouraging open communication between employees and management. We believe our employee turnover rate is low and enables us to retain valuable institutional knowledge, grow and nurture a strong base of managers and provide tangible benefits to our clients, such as employee continuity and consistent quality.

Growth Strategy

In order to build on our position as a leading offshore BPO services provider, we are focusing on the following strategies:

Continue to Drive Strong Organic Growth

We have a demonstrated history of driving sales and profitability by expanding services to existing clients and to new clients. We intend to use our expertise to identify additional BPO opportunities within our existing client base as well as targeting other prospective clients that have large customer bases and complex customer management needs. Additionally, we believe that a majority of customer management services that could be outsourced are still performed in-house, representing a significant growth opportunity for us. We have developed a highly targeted marketing strategy for future client acquisition involving direct calls, Internet-based advertising, trade shows and industry publications. As we identify and engage potential clients, we work in a collaborative manner to match our clients’ service needs with our capabilities. Our client development efforts focus on U.S.-based companies, but also extend to potential clients in other English- and Spanish-speaking countries.

Broaden Service Offerings to Leverage Existing Infrastructure

We seek to enhance our portfolio of services by focusing on client requirements, emerging trends and new technologies that will create the need for additional BPO services. We believe we can drive our return on invested capital by leveraging our existing base of skilled professionals and infrastructure. Currently, our customer management services are performed predominantly in the Philippine nighttime (the U.S. daytime). We are focusing on expanding services that we can provide during the Philippine daytime in order to better utilize our seat capacity. For example, we have used customer care seats to perform non-voice services during customer call down-times. We believe we can offer off-peak services using our existing BPO facilities, without the need for significant additional capital expenditures.

Expand to Additional Countries

We conduct the majority of our outsourcing services in the Philippines and, although the Philippines is an attractive offshore BPO services market in which we have a strong competitive position, we continue to evaluate new geographic markets. With our recent expansion to Costa Rica, we see the potential to increase our Spanish and bilingual English-Spanish services and provide geographic diversification.

We believe that other regions and countries that have an educated, English-speaking or bilingual workforce at reasonable wage rates, such as other parts of Latin America, Asia, Eastern Europe, Africa, India and the Caribbean, would be the most likely areas for further geographic diversification of our operations. For example, one of our clients has asked us to assess the creation of a new facility in a mutually acceptable offshore geographic location other than the Philippines. Services from this new facility are intended to commence in the fourth quarter of 2007. We believe that our technology and operations platform will allow us to efficiently add new outsourcing centers in multiple locations.

Pursue Selective Strategic Acquisitions

In January 2006, we began providing transcription and captioning services through the acquisition of Rapidtext, Inc. and its subsidiary, The Transcription Company, which had operations based in the United States. Since then, we have built transcription and captioning operations in the Philippines and are currently providing these services in both the United States and the Philippines. We believe that pursuing selective acquisitions of additional BPO services companies could expand our breadth of services, facilitate expansion into new markets and locations and increase our client base. We will evaluate opportunities to add new outsourcing center facilities, new skill sets and additional offshore operations. We will consider acquiring additional complementary BPO businesses or assets, such as companies focused on back office processing services, companies located in new geographic regions, or select client contracts of other outsourcing companies that can be better served by our platform.

Services

Customer Management Services

We offer a wide range of customer management services to our clients. We have a consulting services group dedicated to designing and customizing these services for each client. Our consulting services group collaborates with each client on an ongoing basis and coordinates our internal resources to design, deploy and maintain efficient, integrated services between our technology infrastructure and our clients’ systems. We address our clients’ service strategies, anticipated volume and service levels, reporting and analytical requirements, networking and security, back-end system integration, and training and staffing needs.

Our fee arrangements are generally customized for each client on a case-by-case basis and depend on a variety of factors, including the types and complexity of services we render for the client, service level requirements, the number of personnel assigned to provide the services, the complexity of training our personnel to provide the services and the information technology and telecommunications requirements necessary to render the services. Our customer management fees generally consist of time-delineated or session-based fees, including hourly or per-minute charges and charges per interaction, and implementation fees, including charges for installing and integrating new clients into our telecommunications, information technology and client reporting structure.

We provide the following types of customer management services through multiple integrated communications channels:

•	Customer care. Our customer care services are initiated by inbound calls and e-mail from our clients’ customers and address a wide range of questions regarding their account billing, changes in services, reservation changes, delivery updates on goods or services, complaint and issue resolution and general product or services inquiries.

•	Inbound sales. We handle inbound calls from customers purchasing products and services from our clients, including travel reservations, telecommunications services, Internet services and consumer products and services. Our professionals are specifically trained to identify opportunities to sell other products and services offered by our clients. For some clients, an important aspect of our sales activity includes seeking to retain customers who are at risk for cancellation or defection.

•	Technical support. Our technical support services include handling troubleshooting calls, responding to software and hardware problems, providing support for Internet service problems, managing corporate help desks and providing warranty or post-warranty support.

•	Direct response sales services. Our direct response services involve handling inbound telephone orders or inquiries for clients in the direct marketing industry, including those calls received in response to print advertisements, infomercials and other electronic media. Our professionals answer questions and process orders for the purchase of our clients’ products or services and identify opportunities to sell other products and services.

•	Hosting. On a limited basis, we host and maintain the customer interaction section of our clients’ websites, including inbound telephone calls, e-mail and webchats.

•	Accounts Receivable Management Services. We collect consumer receivables in the financial services, telecommunications and utilities industries. We manage receivables that have already been written off by the creditor and also manage receivables that are past due but have not yet been written off by our clients.

Our reporting and analytical systems play an important role in the customer management services we provide. Our system captures and analyzes data received through multiple communications channels and generates client-specific interaction reports on an hourly, daily, weekly and monthly basis. These reports are accessible to our clients through our web-based and secured reporting portal, Intellicenter. Intellicenter offers our clients access to data generated through customer management interactions and allows them to analyze the customer interaction database, which includes all e-mail and live webchat transcripts for feedback on the types of questions raised by customers. The system also provides historical trend information to help clients monitor the volume and effectiveness of our interactions with their customers, including revenue generation.

Transcription and Captioning Services

Our transcription services involve transcribing voice recordings into customized client reports. Our captioning services include both real-time and offline captioning of television, film and classroom content for the entertainment and education markets. In many cases, we use proprietary software to provide these services. We provide transcription and captioning services through a network of approximately 600 transcriptionists in the Philippines and the United States. We typically charge for transcription services by the line and captioning services by the recording hour.

Other BPO Services

We also provide a broad range of additional BPO services, including credit application processing, mortgage origination and processing, title searches, escrow processing and data verification, which consists of verifying an individual’s credit, employment, identity or other information concerning a borrower. Additionally, we conduct product and fraud detection, manage refunds, warranties and applications, and conduct preparations for serving legal papers. These services are primarily offered during the Philippines daytime (U.S. nighttime), which allows us to leverage an existing base of skilled professionals and infrastructure and should allow us to improve our return on invested capital.

Clients

We provide customer management services to companies in a variety of industries, including travel and hospitality, financial services, technology, telecommunications and consumer products. We are focused on developing long-term strategic outsourcing relationships with clients in these industries because of the volume of customer interactions, complexity of services, anticipated growth of their market segments and increasing need for high quality and cost-effective, customer management services. Our clients benefit from our customer management experience, industry expertise, technical infrastructure and trained professionals. By outsourcing their customer management to us, our clients entrust us with an important aspect of their business.

We provide transcription and captioning services to a broad range of customers in a number of vertical markets, including healthcare and insurance, law enforcement, entertainment and education.

For the three months ended September 30, 2006, our three largest clients, Expedia, EarthLink and Washington Mutual, each accounted for 10% or more of our revenue and together accounted for 46% of our revenue for that period. For the nine months ended September 30, 2006, our three largest clients, Expedia, EarthLink and Vonage, each accounted for 10% or more of our revenue and together accounted for 47% of our revenue for that period. For the year ended December 31, 2005, Expedia, EarthLink and ConsumerInfo.com, each accounted for 10% or more of our annual revenue and together accounted for 59% of our revenues, down from 69% in 2004. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 47% of our revenues for the year ended December 31, 2005, down from 57% in 2004. Typically, our clients first engage our services on a pilot basis and then expand the engagement by increasing the number of professionals to handle their service needs.

Delivery Platform

We have developed and deployed a customized information technology infrastructure to efficiently and securely deliver our services. Our redundant systems reduce the risk of data loss and transmission failure and allow us to quickly scale to meet increased demand. Key components of our infrastructure include the following.

•	“Hub and spoke” architecture. Our data centers located in the United States and the Philippines use a technical infrastructure designed to facilitate rapid expansion and consistency in delivering services to and from any of our outsourcing centers. Our data centers are connected to each other using multiple, redundant communication lines. Our “hub and spoke” operating model allows us to provide consistent and scalable business processes across multiple outsourcing centers. Applications and data are stored at our data center “hubs” in the United States and deployed at our “spokes” offshore. This allows us to quickly and efficiently handle additional volume and services for our new and existing clients and to expand our outsourcing network by establishing new “spokes” virtually anywhere in the world that is accessible with a fiber optic network.

•	Robust data security. We use several layers of information security protection, including applications and devices designed to prevent unauthorized access to data residing in our systems and aggressive monitoring of audit trails at application and network layers. All outside connections to our network must pass through a sophisticated security system that is supported by multiple firewalls. Data access to client back-end systems is also protected by these security measures. We constantly monitor the network for attacks by potential hackers. As required by our clients, we apply best practices to prevent our professionals from copying or transmitting customer data.

•	Dedicated telecommunications network. We have designed and deployed a dedicated telecommunications system which enables us to securely route multi-channel communications between the United States and our offshore outsourcing centers. Our system transmits communications traffic with minimal latency and high transmission quality over a private network leased from major telecommunications providers. Our lease agreements with these providers generally provide for annual terms and fixed fees based on the levels of capacity dedicated to our usage. Customer traffic is initially received by one of our U.S. data centers where we seamlessly route calls to the optimal location in the Philippines or Costa Rica based on our professionals’ skill sets and availability. In most cases, these communications between the United States and our offshore centers are indistinguishable from domestic communications between points within the United States.

•	Integrated customer communications channels. We provide customer management services through multiple communications channels, including inbound telephone calls, e-mail and webchats. Our customer management professionals are trained to offer services through each of these communications channels. Our customer interaction systems are also integrated with our workforce management system, which is used to manage optimal staffing and service levels. These systems are all linked to a proprietary reporting system that is populated daily for all interactions occurring in our outsourcing centers. This provides our clients with a single view of all interactions between our professionals and their customers.

•	Proprietary integrated Intellicenter feedback system. Intellicenter is our proprietary reporting and analytical system that generates client-specific interaction reports. These reports are accessible to our clients on an hourly, daily, weekly and monthly basis. Intellicenter also provides access to customer contact transcripts and allows our clients to review the customer interaction database of all e-mail and webchat transcripts. The system provides historical trend information to help clients monitor the volume and effectiveness of our interactions with customers.

•	24/7 client helpdesk. We have a helpdesk staffed 24/7, which offers our clients complete coverage in the event of any system issues. We have established standardized procedures to identify and track inquiries, and we categorize and prioritize inquiries by order of importance to our clients. We also operate an information technology calling tree which allows us to escalate issues up the personnel chain of command as the situation warrants.

•	Quality assurance. Our quality assurance analysts use our quality management software to monitor service level compliance and randomly sample customer interactions. The system is configured for voice, data and computer screen capture to record the total customer experience and provide live monitoring and playback via a web browser from any location.

Sales and Marketing

We market our services through our sales and marketing organization, which is divided into sales and marketing support, client development and client services.

Sales and Marketing Support

Our sales and marketing support group is primarily responsible for increasing the awareness of our services in the marketplace and generating meetings with prospective clients through leads, sales calls, membership in industry associations, web-based marketing, public relations activity, attendance at trade shows and participation in industry conferences and events. Our sales and marketing support group also maintains contact with industry analysts and tracks competitor and industry information. These efforts allow us to stay abreast of trends in our target vertical industries. We plan to increase the number of personnel in our sales and marketing support group in 2007 and thereafter.

Client Development

Our client development group consists of experienced sales directors responsible for initiating relationships and closing engagements with the prospective clients identified by our sales and marketing support group. This group uses specific industry expertise and knowledge of our service delivery capabilities to:

•	develop client relationships;

•	finalize sales proposals and assist in the negotiation and closing of new client engagements; and

•	develop and deliver pricing estimates for proposed client contracts.

Sales directors work with our consulting services group to define the scope, deliverables, assumptions and execution strategies for a proposed client relationship and to build estimates, prepare pricing and margin analysis and finalize the sales proposal. We plan to increase the size and capabilities of our client development team in 2007 and thereafter.

Client Services

After our sales directors have successfully closed an engagement, a client services manager from our services group is assigned to the client. Sales directors maintain high level client relationships. Client services managers are primarily responsible for managing the day-to-day aspects of our client relationships, as well as expanding the existing relationships and assuring client satisfaction. They also develop a strong understanding of our clients’ business models and needs. Client services managers work with our clients to identify potential new business opportunities, based on their assessment of the clients and trends in their specific industry. Our sales directors and client services managers work as a team to understand and communicate our clients’ strategic business needs, align our offerings and services to meet our clients’ long-term objectives and help grow our relationships at multiple levels within our clients’ organizations.

The Offering

Common stock offered by us	3,750,000 shares (4,312,500 if the underwriters exercise their over-allotment option in full)

Common stock outstanding after the offering	22,324,492 shares (22,886,992 if the underwriters exercise their over-allotment option in full)

Listing	Our common stock currently trades on the Nasdaq Global Market under the ticker symbol ‘‘PSPT”

Unless we indicate otherwise, all information in this prospectus supplement is based on 18,574,492 shares outstanding as of September 30, 2006, assumes the underwriters will not exercise their over-allotment option, and excludes:

•	up to 109,658 shares of restricted stock units issued to our employees and directors pursuant to equity compensation awards; and

•	up to 1,602,241 shares of common stock issuable upon the exercise of options granted to our employees and directors, of which options to purchase 459,517 shares of common stock were exercisable as of September 30, 2006 at a weighted average exercise price of $3.39.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents summary historical consolidated financial data as of, and for the years ended, December 31, 2003, 2004 and 2005, which has been derived from our audited consolidated financial statements. Our consolidated financial statements as of, and for the years ended, December 31, 2003, 2004 and 2005 were audited by BDO Seidman, LLP. Our consolidated financial statements as of and for the nine months ended September 30, 2005 and 2006 are unaudited. You should read this information together with “Summary Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes for the years ended December 31, 2003, 2004 and 2005, and for the nine months ended September 30, 2005 and 2006, which are included in our annual report on Form 10-K and quarterly report on Form 10-Q, which are incorporated by reference herein. Historical results are not necessarily indicative of the results to be expected in the future.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2004	2003	2006(1)	2005
	(In thousands, except per share data)
Summary Consolidated Statements of Operations Data:
Revenues	$62,124	$44,511	$30,013	$79,111	$45,112
Cost of revenues (exclusive of depreciation and amortization expense shown below)(2)	35,733	25,271	12,921	48,975	25,792
Selling, general & administrative(2)	12,554	14,270	6,134	14,421	8,957
Depreciation and amortization	4,414	3,927	3,166	4,796	3,247
Other gains(3)	—	(194)	(345)	—	—

Income from operations	9,423	1,237	8,137	10,919	7,116
Interest income, net	1,388	231	72	1,426	937
Other income (expense)	(47)	(7)	8	74	(31)

Income before provision (benefit) for income taxes	10,764	1,461	8,217	12,419	8,022
(Provision) benefit for income taxes(4)	12,065	6,863	(231)	(2,224)	2,486

Net income	$22,829	$8,324	$7,986	$10,195	$10,508

Net income per share of common shares:
Basic(5)	$1.26	$1.39	$3.15	$0.55	$0.58
Diluted(5)	$1.21	$0.55	$0.64	$0.54	$0.56
Weighted average number of common shares outstanding:
Basic(5)	18,165	5,996	2,533	18,408	18,130
Diluted(5)	18,917	15,012	12,560	18,862	18,913

	As of December 31,			As of September 30, 2006
	2005	2004	2003	Actual	As Adjusted(6)
	(In thousands)
Summary Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$51,613	$41,583	$12,151	$47,269	$116,296
Working capital	56,583	43,664	11,798	57,723	126,750
Total assets	94,326	65,080	22,535	116,754	185,781
Long term liabilities, less current portion	1,816	936	267	2,954	2,954
Total stockholders’ equity (deficit)	$82,392	$57,935	$(56,611)	$96,555	$165,582

Included in expenses above are non-cash stock based compensation charges. Prior to January 1, 2006, these costs were accounted for under APB 25. Effective January 1, 2006 we adopted SFAS 123(R) which requires companies to estimate the fair value of share based payment awards on the date of grant using an option pricing model.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2004	2003	2006	2005
	(In thousands)

Cost of revenues	$271	$566	$61	$412	$215
Selling, general & administrative	611	1,208	58	1,463	460

	$882	$1,774	$119	$1,875	$675

(1)	The 2006 amounts include the effect of the January 9, 2006 acquisition of Rapidtext from the date of acquisition.

(2)	Cost of revenues includes payments made under our management incentive compensation plan in 2004 of $788. Selling, general and administrative expenses include payments made under the management incentive plan of $4,549. Payments are based on a formula calculated as a fraction of the net proceeds received by us and selling stockholders upon completion of our initial public offering. Under the terms of our management incentive compensation plan, we also are obligated to make additional payments to key employees and personnel based on continued service or other performance criteria. This amount was recorded as deferred compensation expense in the fourth quarter ended December 31, 2004 and is being amortized over future periods. In 2005, we paid an additional $77 and recognized $273 of additional expense associated with cost of revenues and $69 as additional selling, general and administrative expense related to this plan; for the nine months ended September 30, 2006 and 2005, we recognized $204 of expense related to cost of revenue and $52 of expense for selling, general and administrative expenses. As of September 30, 2006, the remaining management incentive plan obligation was $949.

(3)	In 2004, we recorded a gain on the sale of purchased accounts receivable portfolios of $172. In addition, we recorded reversals of restructuring reserves in both 2004 and 2003 of $22 and $345, respectively, as actual costs were lower than reserve estimates.

Restructuring charges are comprised of estimated and actual obligations for various non-cancelable leases, the write-down of abandoned leasehold improvements and fixed assets at customer care centers in the United States where we terminated operations, and severance and other U.S. employee-related costs in connection with the movement of our operations, first to St. Louis, and then to the Philippines.

(4)	The fluctuation in the provision and benefit for income taxes is primarily due to the use of net operating loss carryforwards and the release of portions of the deferred tax asset valuation allowance. In 2004, we released $6,829 of the valuation allowance and in 2005 we released $14,598 of the valuation allowance. Through September 30, 2006, we released $646 of the valuation allowance, which resulted in a net tax benefit of $420. As of September 30, 2006, releasing the remaining portion of the valuation allowance would result in a net tax benefit of approximately $1,005. We continue to benefit from our tax attributes. For the nine months ended September 30, 2006, pre-tax income increased to $12.4 million from $8.0 million in the 2005 period, while cash taxes paid increased to $0.5 million from $48 thousand in the prior year. For the nine months ended September 30, 2006, our provision for taxes exceeded cash taxes paid by $1.7 million.

(5)	For information regarding the computation of per share amounts, refer to Note 2 to the Consolidated Financial Statements included in our annual report on Form 10-K and quarterly reports on Form 10-Q. The basic and diluted share and per share amounts in the consolidated statement of operations table above have been restated to give retroactive effect to the 1 for 2.74 reverse stock split that was effected on August 5, 2004.

(6)	Reflects the application of the net proceeds from this offering to cash and cash equivalents of $69.0 million, based upon an assumed public offering price of $19.59 per share, which was the last reported sale price of our common stock on October 31, 2006.

RISK FACTORS

You should consider carefully the following risk factors before deciding whether to invest in our common stock. Our business, including our operating results and financial condition, could be harmed by any of these risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks you should also refer to the other information contained in our filings with the SEC, including our financial statements and related notes.

Risks Related to Our Business

Our revenues are highly dependent upon several major clients, and any loss of business from our major clients would reduce our revenues and seriously harm us.

For the three months ended September 30, 2006, our three largest clients, EarthLink, Expedia and Washington Mutual, accounted for 46% of our revenues, and our customer concentration has been even higher for prior periods. For the nine months ended September 30, 2006, our three largest clients, Expedia, EarthLink and Vonage, accounted for 47% of our revenues. If we fail to renew or extend our contracts with our clients, or if these contracts are terminated for cause or convenience, our clients will have no obligation to purchase services from us. One of our significant clients is currently conducting a request for proposal, or RFP, process to solicit bids for outsourcing services, including from our competitors, and we may not be successful in retaining or expanding our relationship with this client. It is unlikely the lost revenue from a major client would be entirely offset by corresponding reductions in expenses. Any reduction in revenues would harm our business, negatively affect operating results, and may lead to a decline in the price of our common stock.

Our revenues are highly dependent on a few industries and any decrease in demand for outsourced services in these industries would likely reduce our revenues and seriously harm our business.

Our major clients are concentrated in the travel and hospitality, financial services, technology, telecommunications and consumer products industries. Consolidation, a downturn, or a reversal of the trend toward outsourcing in any of these industries, would likely result in a decrease in the demand for our services or the cancellation or non-renewal of existing contracts. In addition, we are dependent in large part on the projected growth of these industries, which may not materialize. These industries have been cyclical and vulnerable to significant downturns in the past, and adverse developments in these industries could adversely affect us.

A reversal of industry trends toward offshore outsourcing due to negative public reaction in the United States would harm our ability to compete effectively with competitors that operate facilities located in the United States.

Our revenues and growth depend in large part on U.S. industry trends towards outsourcing customer management and other business processes offshore. The trend to outsource business processes may not continue and could reverse. There has been recent publicity about the negative experience of certain companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform services themselves or may be discouraged from transferring services to offshore providers to avoid any negative perception that may be associated with using an offshore provider. Our risk is compounded by the fact that the majority of BPO services we provide involve interaction with the general public (e.g., our clients’ customers), as opposed to BPO services that are more transparent to the general public (e.g., transcription and captioning). Any slowdown or reversal of existing industry trends would harm our ability to compete effectively with competitors that operate out of facilities located in the United States.

We serve markets that are highly competitive, and increased competition, our inability to compete successfully against current or future competitors, pricing pressures or loss of market share could result in increased costs and reduced operating margins.

We currently face significant competition from our clients’ and our potential clients’ in-house customer service groups and growing competition from other BPO companies, including those in the United States, the Philippines, India and elsewhere. We expect this competition to continue to increase. New competitors may include entrants from the communications, software and data networking industries or entrants from other geographic locations with lower costs than those in which we operate. These companies also may have greater financial, personnel and other resources, longer operating histories, more recognizable brand names and more established client relationships. Many of these companies compete with us primarily on price and are often able to offer lower costs to potential clients.

Many of our contracts can be terminated by our clients on short notice and in many cases without penalty. We also generally do not have exclusive arrangements with our clients or a minimum revenue commitment from our clients, which creates uncertainty about the volume of services we will provide and the amount of revenues we will generate from any of our clients.

Many of our clients could terminate their relationship with us or significantly reduce their demand for our services due to a variety of factors, including factors that are unpredictable and outside of our control. In addition, in many cases, we are not the exclusive provider of outsourcing services to our clients. The services we provide to a client could be reduced for a variety of reasons, including our client’s decision to move more customer management functions in-house, or to an affiliated outsourcing provider or one of our competitors, changing economic factors, internal financial challenges or political or public relations reasons. Any significant reduction in client demand for our service would harm our business, negatively affect operating results and would likely lead to a decline in the price of our common stock.

We often encounter a long sales and implementation cycle requiring significant resource commitments by our clients, which they may be unwilling or unable to make.

The sales and implementation of our customer management services involves significant resource commitments by us and our clients. We generally expend substantial time and money addressing potential clients’ service and operational questions and assessing the feasibility of integrating our systems and processes with theirs. Decisions relating to outsourcing business processes generally involve the evaluation of the service by our clients’ senior management and a significant number of client personnel in various functional areas, each having specific and often conflicting requirements. We may expend significant resources, including funds and management time, during the sales cycle. Ultimately, the client may not engage our services or may cancel services before we have recovered the resources expended during the sales and implementation cycle, which may range from six to twelve months or longer. Unsuccessful or delayed sales and implementations may negatively impact our revenues and margins.

We have incurred substantial losses in the past and may not be profitable in the future.

We did not become profitable until 2003 and incurred significant losses in each of the five fiscal years through 2002. As a result of our operating losses, we had an accumulated deficit of $20.0 million at September 30, 2006. Further, we expect our marketing, sales and other operating expenses to increase in the future as we seek to expand our business. If our revenues do not grow at a faster rate than these expected increases in our expenses or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses.

We have a limited operating history and our business and future prospects are difficult to evaluate.

We have a limited operating history. We consolidated our operations in the Philippines in 2002 and 2003, and commenced our accounts receivable management services in July 2003. We acquired our transcription and captioning business in January 2006. We began developing new BPO facilities in Costa

Rica in the first quarter of 2006. As a result of our recent entry into these markets, our business and future prospects are difficult to evaluate. We are also exploring opportunities to provide other outsourced services that we have not provided to date. You should consider the challenges, risks, and uncertainties frequently encountered by early-stage companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

•	Attract and retain clients;

•	Attract and retain key personnel and qualified professionals;

•	Generate sufficient revenues and manage costs to maintain profitability;

•	Integrate acquisitions, adjust to new businesses and develop operating procedures for new countries;

•	Manage growth in our operations; and

•	Access additional capital when required and on reasonable terms.

Our operating results may fluctuate significantly and could cause the market price of our common stock to fall rapidly and without notice.

Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter and from year to year. In particular, demand for the services or products of our major clients in the travel and hospitality industry typically drops in the fourth quarter as compared to other periods. Recent results of operations should not be considered indicative of the results to be expected for any future period. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could fall substantially, either suddenly or over time.

If we fail to manage our growth effectively, the quality of our services may decline, our revenue and margins may be reduced and we may incur losses.

We have expanded significantly since our formation and intend to maintain our growth focus. Continued growth could place a strain on our management, operations and financial resources. Our infrastructure, facilities and personnel may not be adequate to support our future operations or to adapt effectively to our growth. As a result, we may be unable to manage our growth effectively, in which case the quality of our services may decrease and clients may become dissatisfied and reduce demand for our services. As a result, our operating costs may increase at a faster rate than the growth in our revenues, our margins may decline and we may incur losses.

We may experience significant employee turnover rates in the future and we may be unable to hire and retain enough sufficiently trained employees to support our operations, which could harm our business.

The business process outsourcing industry is very labor intensive and our success depends on our ability to attract, hire and retain qualified employees. We focus in particular on recruiting college educated personnel and compete for candidates with companies in our industry and in other industries. As the BPO industry expands, this competition is increasing in the Philippines. Our growth requires that we continually hire and train new personnel. The BPO industry, including the customer management services industry, has traditionally experienced high employee turnover. A significant increase in the turnover rate among our employees would increase our recruiting and training costs and decrease operating efficiency and productivity, and could lead to a decline in demand for our services. If this were to occur, we would be unable to service our clients effectively and this would reduce our ability to continue our growth and operate profitably.

Our senior management team is important to our continued success and the loss of members of senior management could negatively affect our operations.

The loss of the services of Lance Rosenzweig, our Chief Executive Officer, Caroline Rook, our Chief Financial Officer, or Rainerio Borja, our President of PeopleSupport (Philippines), Inc., as well as other executive personnel, could seriously impair our ability to continue to manage and expand our business. Our success depends on the continued service and performance of our executive officers, and we cannot guarantee that we will be able to retain these individuals. Our executive officers are “at-will” employees who are not subject to employment agreements providing for any specified term of employment. We do not have “key man” insurance, nor are our U.S.-based executive officers subject to non-compete restrictions.

Our facilities are at risk of damage by earthquakes and other natural disasters.

We are dependent on our facilities in Southern California, the Philippines and Costa Rica to provide service and support to our clients. These facilities are located in regions that are susceptible to earthquakes and other natural disasters, including, in the Philippines, typhoons and volcanic eruptions. These dangers increase the risk of disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our ability to perform outsourcing services could damage our relationship with our clients and may cause us to incur substantial additional expense to provide alternative services to repair or replace damaged equipment or facilities and may subject us to penalties during such disruption. Prolonged disruption of our services as a result of natural disasters may entitle our clients to terminate their contracts with us. While we currently have commercial liability insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage or to secure such insurance coverage at premiums acceptable to us in the future.

Our operations could suffer from telecommunications or technology downtime, disruptions or increased costs.

We are highly dependent on our computer and telecommunications equipment and software systems. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our services. We are also dependent on continuous availability of voice and electronic communication with customers. If we experience interruptions of our telecommunications network with our clients, we may experience data loss or a reduction in revenues. These disruptions could be the result of errors by our vendors, clients, or third parties, electronic or physical attacks by persons seeking to disrupt our operations, or the operations of our vendors, clients, or others. For example, we currently depend on a limited number of vendors for facility storage and related maintenance of our main technology equipment and data at our U.S. data centers. Any failure of these vendors to perform these services could result in business disruptions and impede our ability to provide services to our clients. We also may be required to pay penalties to our clients. A significant interruption of service could have a negative impact on our reputation and could lead our present and potential clients not to use our services. The temporary or permanent loss of equipment or systems through casualty or operating malfunction could reduce our revenues and harm our business.

We could cause disruptions to our clients’ business from inadequate service, and our insurance coverage may be inadequate to cover this risk.

Most of our contracts with our clients contain service level and performance requirements, including requirements relating to the timing and quality of responses to customer inquiries. The quality of services that we provide is measured by quality assurance ratings, which are based in part on the results of customer satisfaction surveys and direct monitoring of interactions between our professionals and customers. Failure to meet service requirements of a client could disrupt the client’s business and result in a reduction in revenues or a claim for substantial damages against us. For example, some of our agreements have standards for service that, if not met by us, result in lower payments to us. In addition, because many of our projects are business-critical projects for our clients, a failure or inability to meet a client’s expectations could seriously damage our reputation and affect our ability to attract new business. While we maintain commercial liability insurance coverage, including coverage for errors and omissions, this coverage may be inadequate to cover one or more large claims, and our insurer may deny coverage.

Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation and cause us to lose clients.

We are typically required to collect and store sensitive data in connection with our services, including names, addresses, social security numbers, medical records, personal credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. Some of our clients are subject to U.S. federal and state regulations requiring the protection of sensitive customer information, and pending legislation would increase the range of possible penalties for certain entities that fail to protect such information. If any person, including any of our employees, misappropriates or mismanages sensitive data, we could be subject to liability for breaching contractual confidentiality provisions or privacy laws which could have a negative impact on our reputation and could lead our present and potential clients to choose other service providers.

Our clients may adopt technologies that decrease the demand for our services, which could reduce our revenues and seriously harm our business.

Our clients may adopt new technologies that decrease the need for live customer interactions, such as interactive voice response, web-based self-help, voice recognition software for transcription and other technologies used to automate interactions with customers. The adoption of such technologies could reduce the demand for our services, put downward pressure on our pricing, cause a reduction in our revenues and harm our business. For example, one of our major clients in 2003 improved its web-based self-help technology and automated its telephone inquiry system. We believe this was a contributing factor behind a significant reduction in revenues associated with this client.

Our ability to use net operating loss carryforwards in the United States may be limited.

We intend to use our U.S. net operating loss carryforwards to reduce the U.S. corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. Based on our analysis, which includes assumptions regarding the respective values of classes of our stock, we believe that, although our net operating losses are not currently subject to limitation under Section 382, they may become so as a result of this offering. While no assurance can be given, based on our current market capitalization we do not anticipate that a Section 382 limitation triggered by this offering will significantly delay the use of our net operating loss carryforwards. No assurance can be given, however, that future events (including, but not limited to, substantially increased forecast income, impact of acquisitions and significant increases during the applicable testing period in the percentage of our stock owned directly or constructively by (i) any stockholder who owns 5% or more of our stock or (ii) some or all of the group of stockholders who individually own less than 5% of our stock) will not trigger additional Section 382 limitations and, as a result, adversely affect our ability to use our net operating loss carryforwards. To the extent our use of net operating loss carryforwards is significantly limited under the rules of Section 382 (as a result of this offering or otherwise), our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

We may choose to expand operations to other countries and may not be successful.

In the first half of 2006, we began operations in a new BPO center in Costa Rica. We may consider expanding to countries other than the Philippines and Costa Rica. We cannot predict the extent of government support, availability of qualified workers, or monetary and economic conditions in other countries. Although some of these factors may influence our decision to establish operations in another country, there are inherent risks beyond our control, including exposure to currency fluctuations, political uncertainties, foreign exchange restrictions and foreign regulatory restrictions. One or more of these factors or other factors relating to international operations could result in increased operating expenses and make it more difficult for us to manage our costs and operations, which could harm our business and negatively impact our operating results.

We may make acquisitions that prove unsuccessful or divert our resources.

In the first quarter of 2006, we acquired Rapidtext, Inc. and its subsidiary, The Transcription Company, which added transcription and captioning to our service offerings. We intend to consider acquisitions of other companies that could complement our business, including the acquisition of companies with expertise in other businesses and clients that we do not currently serve. We have little experience in completing acquisitions of other businesses. We may be unable to successfully complete future acquisitions. If we acquire other businesses, we may be unable to successfully integrate these businesses with our own and maintain our standards, controls and policies. Acquisitions may place additional constraints on our resources by diverting the attention of our management from existing operations. Through acquisitions, we may enter markets in which we have little or no experience. Any acquisition may result in a potentially dilutive issuance of equity securities, the incurrence of debt and amortization of expenses related to intangible assets, all of which could lower our margins and harm our business.

We are subject to extensive laws and regulations that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

The BPO industry has become subject to an increasing amount of federal and state regulation in the past five years. Despite our focus on inbound customer management, we are subject to regulations governing communications with consumers due to the activities we undertake on behalf of our clients to encourage customers to purchase higher value, additional or complementary products and services offered by our clients. For example, the Federal Trade Commission’s Telemarketing Sales Rule, issued pursuant to the Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, applies a number of limitations and restrictions on our sales activities during inbound calls as well as on our ability to make outbound calls on behalf of our clients. Similarly, the Telephone Consumer Protection Act of 1991 and regulations issued by the Federal Communications Commission restrict various telemarketing practices, including the use of automated dialing technology. Many states also have telemarketing laws that may apply to our business. A violation of such federal and state regulations could result in civil penalties or lawsuits by consumers, which in turn could have a negative impact on our reputation and could lead our present and potential clients to choose other service providers. In addition, limits on the transport of personal information across international borders such as those now in place in the European Union (and proposed elsewhere) may limit our ability to obtain customer data.

Our clients’ business operations are subject to certain rules and regulations in the United States, such as the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act, and the customer privacy provisions of the Communications Act. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in compliance with these laws could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us.

We are also subject to significant federal and state laws and regulations applicable to our accounts receivable management services, including the Fair Debt Collection Practices Act, which imposes significant limitations and restrictions on our debt collection practices including licensing requirements. These laws and regulations may limit our ability to recover and enforce defaulted consumer receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit cards, debit cards, checks and other negotiable items may preclude us from collecting on defaulted consumer receivables we purchase or obtain through contingency placements from originators if they or others failed to comply with applicable law in generating or servicing those receivables. Additional federal, state, local or international legislation, or changes in regulatory implementation, could further limit our activities or those of our clients in the future or significantly increase the cost of regulatory compliance.

New consumer protection and privacy protection laws or regulations are likely to impose additional requirements on the enforcement of and recovery on consumer credit card or installment accounts, telephonic sales, Internet communications and other portions of our business. We cannot ensure that some of the receivables were not established as a result of identity theft or unauthorized use of credit and, accordingly, we will not be able to recover the amount of these and other defaulted consumer receivables. As a purchaser of defaulted consumer receivables, we may acquire receivables subject to legitimate defenses on the part of the consumer.

In addition to existing laws and regulations, a variety of federal and state legislation has been proposed that could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. For example, laws have been proposed by the federal government or in one or more states which, among other things:

•	require an offshore call center employee to disclose the location of the call center upon request, and in some cases, even if no request is made;

•	require patients be notified if any individually identifiable health information would be transferred off-shore, and in some cases, require that the patients consent be obtained;

•	prohibit state agencies from entering agreements which would result in state service positions being transferred outside of the United States;

•	require that contractors bidding to perform services for the state disclose any portions of the work that will be performed from locations outside of the United States;

•	require any telephone call center operated on behalf of a state agency be physically located within the United States;

•	prohibit state agencies from providing economic development assistance to companies that transfer work outside of the United States;

•	impose reporting obligations on employers regarding layoffs or separations due to work being moved outside of the United States;

•	prohibit the transmission of personally identifiable information about U.S. citizens by U.S. businesses to foreign affiliates or subcontractors;

•	require employees of call centers utilized by U.S. companies to affirmatively disclose their location and compelling such companies to annually certify their compliance to the Federal Trade Commission; or

•	prohibit U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers.

In addition, various federal tax changes that could adversely impact the competitive position of offshore outsourcing services are also under consideration. Any expansion of existing laws or the enactment of new legislation directly or indirectly restricting offshore outsourcing may adversely impact our ability to do business with U.S. clients, particularly if these changes are widespread.

Our ability to raise capital in the future, if and when needed, may be limited, and could prevent us from executing our business strategy. The sale of additional equity securities would result in further dilution to our stockholders.

If our capital resources are insufficient to satisfy our liquidity requirements for acquisitions, expansion or other purposes, we may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Bank debt or debt securities would result in increased expenses and could result in covenants that restrict our operations. We may be unable to secure financing in sufficient amounts or on terms acceptable to us, if at all, in which case we may not have the funds necessary to finance our ongoing capital requirements to execute our business strategy.

Risks Related to Doing Business in the Philippines

We may face competition in the Philippines for our professionals, which could increase the cost of qualified employees and the amount of employee turnover.

We are faced with competition in the Philippines for outsourcing center professionals, and we expect this competition to increase as additional outsourcing companies, and other companies with a demand for college educated personnel, enter the market and expand their operations. In particular, there may be limited availability of qualified middle and upper management candidates. We have benefited from an excess of supply over demand for college graduates in the Philippines. If this favorable imbalance changes due to increased competition, it could affect the availability or cost of qualified professionals, who are critical to our performance. This could increase our costs and turnover rates.

The Philippines periodically experiences political or economic instability, which could disrupt our operations, increase our costs and harm our business.

The Philippines continues to experience low growth in its gross domestic product, significant inflation and shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to inflation in the Philippines, which has historically been at a much higher rate than in the United States. These conditions could create political or economic instability that could harm businesses operating in the Philippines.

In addition, the Philippines has and may continue to experience political instability, including strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other types of civil disorder. These instabilities and adverse changes in the political environment in the Philippines could increase our operational costs, increase our exposure to legal and business risks and make it more difficult for us to operate our business in the Philippines.

Currency fluctuations in the Philippine peso relative to the U.S. dollar has increased and could continue to increase our expenses.

All of our revenues are denominated in U.S. dollars, and a substantial portion of our costs are incurred and paid in Philippine pesos. We are therefore exposed to the risk of an increase in the value of the Philippine peso relative to the U.S. dollar. In 2005 and through September 30, 2006, appreciation in the Philippine peso has increased our expenses, and future appreciation in the peso would continue to increase expenses. We do not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

The current tax holidays in the Philippines will expire within the next few years.

We currently benefit from income tax holiday incentives in the Philippines pursuant to our Philippine subsidiary’s registrations with the Board of Investments and Philippine Economic Zone Authority, which provide that we pay no income tax in the Philippines for four years pursuant to our Board of Investments non-pioneer status and Philippine Economic Zone Authority registrations, and six years pursuant to our Board of Investments pioneer status registration. Our current income tax holidays expire at staggered dates beginning in the fourth quarter of 2007 and ending in 2009. We apply for annual extensions at the end of tax holiday periods. As our Philippine tax holidays expire, (i) gross income (defined for this purpose to mean the amount of our cost-plus transfer payments to our Philippine subsidiary in excess of certain allowable deductions) attributable to activities covered by our Philippine Economic Zone Authority registrations will be taxed at a preferential rate of 5% in lieu of all national and local taxes in the Philippines, and (ii) our Philippine net income attributable to all other activities (including activities previously covered by our Board of Investments registrations which are not covered, at the same time, by our Philippine Economic Zone Authority registrations) will be taxed at the regular Philippine corporate income tax rates of 35% (to be reduced to 30% by the year 2009). Our effective overall Philippine income tax rate will vary as the revenue generating activity at each outsourcing center becomes taxable upon expiration of the income tax holiday applicable to that center.

Terrorist attacks could adversely affect the Philippine economy, disrupt our operations and cause our business to suffer.

The Philippines periodically experiences civil unrest and terrorism and U.S. companies in particular may experience greater risks. We are not insured against terrorism risks. Terrorist attacks, such as the attacks of September 11, 2001 in the United States, have the potential to directly impact our clients and the Philippine economy by making travel more difficult, interrupting lines of communication and curtailing our ability to deliver our services to our clients. These obstacles may increase our expenses and harm our business.

Risks Related to Doing Business in Costa Rica

We have limited experience with operations in Costa Rica and are subject to particular risks associated with the development of operations in Costa Rica.

Costa Rica, while regarded as a relatively stable Central American country, has been subject to economic and political challenges present in Latin America in general and in Central America in particular. Costa Rica has often experienced high internal and external debt and significant inflation, as well as pressure from political instability in the neighboring Central American countries of Nicaragua and Panama. Economic instabilities and adverse changes in the political environment in Costa Rica could increase our operational costs, increase our exposure to legal and business risks and make it more difficult for us to operate our business in Costa Rica.

Some of the significant risks we face in our Costa Rican operations include the following:

•	We may be unable to find, hire or retain, at rates attractive to us, a sufficient number of qualified employees;

•	Currency fluctuations in the Costa Rican colon relative to the U.S. dollar could significantly increase our expenses;

•	We are dependent on telecommunications service provided by limited available vendors in order to conduct our business, and if the telecommunications service were to fail, experience problems or be interrupted or unreliable, we may be unable to service our client or fulfill our contractual obligations;

•	Our facilities are at risk of damage by earthquakes, typhoons and other natural disasters; and

•	We may have overestimated the demand for Spanish language BPO services which may not be sufficient to expand our Costa Rican operations.

Our Costa Rican operations are dependent on a single client, Washington Mutual, which has the option to acquire the operations from us and therefore deprive us of our presence in Latin America.

Our Costa Rican options are dependent on a single financial services client, Washington Mutual. Under the terms of our contract, Washington Mutual may acquire our Costa Rican operations from us upon 30 days’ notice at anytime prior to the expiration of its contract with us in 2009 by paying a termination fee that is intended to cover our costs of transferring our operations to Washington Mutual. If Washington Mutual were to acquire the operations from us, we would not have a presence in Latin America unless we establish other Latin American operations, which could require significant time and new investment. If Washington Mutual purchases our Costa Rican operations from us, this could be a setback in our ability to provide bilingual English-Spanish services. In addition, the contract allows a reconciliation of actual allowable costs to invoiced amounts from inception of our services to Washington Mutual’s acquisition of the operations from us. To the extent that actual allowable costs are less than corresponding invoiced costs, we must repay this overage to Washington Mutual at that time.

Government regulations and various bureaucratic constraints have increased and may continue to increase operational costs in Costa Rica beyond budgeted expectations.

Primarily due to government regulations and various bureaucratic constraints, we have experienced, and may continue to experience, higher than expected costs of doing business in Costa Rica. These additional costs may adversely affect our operations, result in delays that cause us to be unable to fulfill our contractual obligations and could have an adverse impact on our financial statements. Current Costa Rican tax holidays through 2013, from which we benefit, may be changed. Any change or revocation of the current tax holidays may subject us to greater taxes.

Other Risks Related to Our Stock and This Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

Before our initial public offering, our common stock was not traded in a public market. Since the completion of our initial public offering, our stock price has been and may continue to be volatile. We cannot predict the extent to which the trading market will continue to develop or how liquid that market might become. Prices for our common stock could be influenced by a variety of factors, including the depth and liquidity of the market for our common stock, investor perception of us, our business and our industry, the consumer credit and outsourcing industries, and general economic and market conditions. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus supplement. In addition, the stock market in general and the Nasdaq Global Market have experienced extreme price and volume fluctuations. Trading prices and valuations may not be sustainable. Broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, following periods of volatility in the overall market and a decline in the market price of a company’s stock, securities class action litigation has often been instituted. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts cease publishing research or reports about our business or if they change negatively their recommendations regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us publishes negative research on us or our industry, or downgrades our stock, as has occurred, our stock price may decline. If one or more of these analysts cease or limit coverage of us or our industry, or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We will continue to incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. Compliance with the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Global Market, has required changes in corporate governance practices of public companies. These rules and regulations have increased and may continue to increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Delaware law and our amended and restated certificate of incorporation and bylaws contain anti-takeover provisions that could delay or discourage business combinations and takeover attempts that stockholders may consider favorable.

Our certificate of incorporation and bylaws contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party that is opposed by our board of directors. These provisions may have the effect of delaying or preventing a change of control or changes in management that stockholders consider favorable. In particular, our certificate of incorporation and bylaws include provisions that:

•	Classify our board of directors into three groups, each of which will serve for staggered three-year terms;

•	Permit the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	Permit stockholders to remove our directors only for cause;

•	Permit a special stockholders’ meeting to be called only by our chairman of the board of directors, president, or chief executive officer, a majority of our board of directors or two-thirds of the independent directors;

•	Require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders’ meeting;

•	Permit our board of directors to issue, without approval of our stockholders, up to 4,000,000 shares of preferred stock with terms that our board of directors may determine and that may be senior to the terms of our common stock;

•	Prohibit cumulative voting in the election of directors that would otherwise allow less than a majority of stockholders to elect directors;

•	Permit the board of directors to alter certain provisions of our amended and restated bylaws without obtaining stockholder approval;

•	Require approval of at least 75% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or amend or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action; and

•	Eliminate the right of stockholders to call a special meeting of stockholders and to take action by written consent

Additionally, because we are incorporated in Delaware, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 authorizing us to issue up to $100,000,000 of public equity or debt in the future, pursuant to which this offering is being made. We may offer, under the existing registration statement or otherwise, additional common stock in public or private offerings to raise capital or may issue stock in connection with acquisitions, which may result in future sales of stock in the public market. Substantial future sales of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline.

The sale of our shares in this offering or future sales of our shares could depress the market price of our common stock.

As of September 30, 2006, 18,574,492 shares of our common stock were outstanding and approximately 1,711,899 shares were issuable upon the exercise of outstanding restricted stock units and options. As of

September 30, 2006, the number of shares of our outstanding common stock freely tradeable on the Nasdaq Global Market and not owned by our officers, directors or other affiliates was approximately 17,510,246 shares. Assuming all shares offered in this offering are sold, there will be approximately 22,324,492 shares of our common stock outstanding. If the underwriters exercise their over-allotment option in full, there will be approximately 22,886,992 shares of our common stock outstanding. The common stock shares being sold in this offering will be freely transferable without restriction under the Securities Act of 1933, as amended, by persons other than our affiliates. We and our executive officers and directors are subject to “lock-up” agreements under which they have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of Credit Suisse Securities (USA) LLC and Cowen and Company, LLC. When the lock-up period expires, all of the shares held by our executive officers and directors will be eligible for sale in the public market, subject to certain volume limitations. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Because our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

We intend to use the net proceeds from this offering for general corporate purposes, and therefore, our management will have broad discretion as to the use of the offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return from our company.

USE OF PROCEEDS

Based upon an assumed offering price of $19.59 per share, which was the last reported sale price of our common stock on October 31, 2006, we estimate that the net proceeds to us from this offering, after payment of estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $69.0 million. If the underwriters exercise their option to purchase up to 562,500 additional shares to cover over-allotments, we estimate the aggregate net proceeds from the offering will be approximately $79.4 million, after deducting underwriting discounts and commissions and expenses. A 10% change in the number of shares of our common stock to be sold would result in a change of net proceeds of $6.9 million, assuming a public offering price of $19.59 per share. Separately, a $1.00 change in the public offering price per share over or under $19.59, would result in a change in net proceeds of $3.5 million.

We currently intend to use the net proceeds from this offering for the following general corporate purposes:

•	capital expenditures, including facilities expansion, to build new revenue generating production capacity;

•	technology expansion, including a new U.S. data center and new VoIP system, to enhance efficiency and client satisfaction;

•	to fund future acquisitions of businesses that complement our portfolio of services or expand our business operations; and

•	to repay indebtedness we may incur from time to time, including indebtedness we may incur under our line of credit, which is currently undrawn but permits borrowings of up to $25 million.

We have no binding agreements or commitments with respect to any acquisitions, but we are actively looking at acquisition opportunities. The timing and amount of our actual expenditures will be based on many factors, including our ability to identify companies, products and technologies to acquire, and to negotiate and enter into definitive agreements with respect to any future acquisition.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing government-backed securities.

PRICE RANGE FOR OUR COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq Global Market under the stock symbol “PSPT.”

The prices per share reflected in the table below represent, for the periods indicated, the range of highest and lowest closing prices for our common stock on the Nasdaq Global Market.

	High	Low

Year ended December 31, 2004 (after IPO in September 2004)
Fourth quarter	$10.15	$6.50
Year ended December 31, 2005
First quarter	$11.59	$8.29
Second quarter	10.50	8.12
Third quarter	10.07	7.85
Fourth quarter	9.00	7.16
Year ending December 31, 2006
First quarter	$10.70	$8.60
Second quarter	14.55	9.90
Third quarter	18.92	11.05
Fourth quarter (through October 31, 2006)	19.83	18.03

The closing sale price of our common stock on the Nasdaq Global Market on October 31, 2006 was $19.59 per share.

On September 30, 2006, we had approximately 6,000 stockholders of record of our common stock.

We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying cash dividends for the foreseeable future.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of September 30, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 3,750,000 shares of common stock by us in this offering based upon an assumed public offering price of $19.59 per share, which was the last reported sale price of our common stock on October 31, 2006, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

You should read this table in conjunction with our financial statements and related footnotes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2006
	Actual	As Adjusted(1)

Cash, cash equivalents and marketable securities	$47,269	$116,296

Stockholders’ Equity:
Preferred stock, 4,000,000 shares authorized and undesignated	—	—
Common stock, par value $0.001 per share — 87,000,000 shares authorized; 18,574,492 shares issued and outstanding, actual; and 22,324,492 shares issued and outstanding, as adjusted	19	23
Additional paid-in capital	115,820	184,843
Accumulated deficit	(20,019)	(20,019)

Accumulated other comprehensive income	735	735

Total stockholders’ equity	96,555	165,582

Total capitalization	$96,555	$165,582

The number of shares of common stock outstanding is based on 18,574,492 shares of our common stock outstanding as of September 30, 2006, and excludes (a) the sale of up to 562,500 shares of our common stock, which the underwriters have the option to purchase from us to cover over-allotments, (b) 1,602,241 shares of our common stock reserved for issuance upon exercise of outstanding options under our stock incentive plan and (c) 109,658 shares of restricted stock units outstanding under our stock incentive plan.

(1)	A $1.00 change in the public offering price per share would result in changes in total stockholders’ equity and total capitalization as of September 30, 2006 of $3.5 million. Separately, a 10% increase in the number of shares of our common stock sold, assuming a public offering price of $19.59 per share would result in changes in total stockholders’ equity and total capitalization as of September 30, 2006 of $6.9 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Introduction

Management’s Discussion and Analysis of Financial Condition and Results of Operation (MD&A) provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operation and should be read in conjunction with our consolidated financial statements and notes thereto included in our annual report on Form 10-K and quarterly reports on Form 10-Q.

This MD&A section contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. Please see the Special Note Regarding Forward-Looking Statements and the Risk Factors section of this prospectus supplement for a discussion of factors that could cause our actual results to differ materially from those in the forward-looking statements. However, other factors besides those listed in Risk Factors or discussed in this prospectus supplement and accompanying prospectus also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

Overview

We are a leading provider of offshore business process outsourcing, or BPO, services which we primarily deliver to U.S.-based clients from our facilities in the Philippines. Based on the size of our workforce of over 7,200 college-educated, fluent English-speaking Filipino employees, we believe we are one of the largest providers of BPO services operating from the Philippines. We provide cost-effective, complex, value-added customer management services to clients in the travel and hospitality, financial services, technology, telecommunications and consumer products industries. We also provide transcription and captioning and other BPO services. Our three largest clients collectively accounted for approximately 46% of our revenue for the three months ended September 30, 2006 compared to 61% for the three months ended September 30, 2005. For the three month period ending September 30, 2006, our three largest clients were Expedia, EarthLink and Washington Mutual. For the three month period ending September 30, 2005, our three largest clients were Expedia, EarthLink and Experian. For the nine month period ending September 30, 2006, our three largest clients, Expedia, EarthLink and Vonage, accounted for 47% of our revenue compared to 61% for the nine month period ending September 30, 2005, when our three largest clients were Expedia, EarthLink and Experian.

We target clients and industries that have broad customer bases with complex customer interaction needs. We provide customer management services to more than 35 principally U.S.-based clients. Our customer management services involve handling calls and e-mails to order goods and services, make and change travel reservations, address billing questions, process warranty claims, collect overdue consumer receivables and obtain technical support. We also provide transcription and captioning to a broad range of customers in the healthcare and insurance, law enforcement, entertainment and education markets through a network of over 600 trained transcriptionists in the Philippines and the United States. Our transcription and captioning business includes transcribing voice recordings and captioning television, film and educational content. Other BPO services we offer include credit application processing, data verification, account activation and mortgage servicing. We perform our services through a variety of channels, including inbound telephone calls, e-mail and webchats. We perform over 100 processes and manage over 4.5 million customer communications per month for our clients.

Sources of Revenue

For the three and nine month periods ended September 30, 2006, we derived a majority of our revenue from fees, which include:

•	Time-delineated or production-based fees, including hourly or per minute charges and charges per interaction or transaction, and training fees, all of which are separately negotiated on an individual client basis; and

•	Implementation fees, including revenue associated with the installation and integration of new clients into our telecommunications, information technology and client reporting structures.

We recently revised our pricing with one of our largest clients from a per session fee to an hourly rate. We believe this will allow us to staff for this client more efficiently. We do not currently expect this transition to impact revenues or overall margins for this client although the ultimate impact of this change cannot be predicted with certainty.

Substantially all of our revenue consisted of time-delineated or production-based fees. For the nine month periods ended September 30, 2005 and 2006, approximately 6% of our revenue was comprised of implementation and training fees. For the three and nine month periods ended September 30, 2005 and 2006, substantially all of our revenue was derived from U.S.-based clients.

For the three and nine months ended September 30, 2006, our revenue was $30.1 million and $79.1 million, respectively. For the fourth quarter of 2006, we expect our revenue to be between $29.4 million and $30.0 million.

Our revenue growth is primarily driven by organic growth from sales to new clients and existing clients. We believe our sales will continue to increase both in dollar terms and as a percentage of our revenue growth, as we expand our sales team and leverage our success with existing clients. We believe the increase in sales to existing clients is primarily due to our clients’ satisfaction with our service and the increase in their demand for our services. We also expect to increase revenue by expanding into new markets and are looking for opportunities to expand into new geographic areas and new service offerings.

Key Expense Categories

Cost of revenue.  Cost of revenue consists primarily of salaries, payroll taxes and employee benefit costs paid to our approximately 7,800 professionals in the Philippines, Costa Rica and the United States. Our employee related costs are primarily incurred in the Philippines where we employ approximately 7,200 of our personnel. Employee costs, which account for approximately two-thirds of our cost of revenue, are paid in the local currency. Because our revenue is in U.S. dollars and most employee related costs are paid in the local currency, we are exposed to the risk of foreign currency fluctuations. Recently, the Philippine peso has strengthened against the dollar, resulting in increased costs. We are not certain if this strengthening will continue. With the acquisition of the U.S.-based Rapidtext and our expansion into Costa Rica, we are now operating in regions with a higher wage structure than the Philippines.

The non-employee related portion of our cost of revenue includes telecommunications costs, information technology costs, rent expense, facilities support and customer management support costs related to the operation of outsourcing and data centers, and consulting services related to our customer management consulting group in the United States. Cost of revenue does not include depreciation of assets used in the production of revenue.

Selling, general and administrative.  Selling, general and administrative expenses consist primarily of expenses incurred at our U.S.-based corporate headquarters, including sales and administrative employee-related expenses, sales commissions, professional fees, information technology costs, travel, costs associated with Sarbanes-Oxley compliance, marketing programs (which include product marketing expenses, corporate communications, conferences and other brand building and advertising) and other corporate expenses. Selling, general and administrative expenses increased in the three and nine months ended September 30, 2006, as compared with selling, general and administrative expenses for the three and nine months ended September 30, 2005. We expect these expenses to continue to increase as we add personnel and incur additional fees and costs related to the growth of our business and operations. Because of our growth we continue to invest in both capital and personnel in order to meet our growing infrastructure needs. While we have recently been able to leverage selling, general and administrative expenses and achieve economies of scale, during this period of investment and growth, our expenses may precede the associated revenue.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates. We believe that the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to assist investors in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue and Deferred Revenue Recognition

Revenue is recognized pursuant to applicable accounting standards, including Securities and Exchange Commission Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements,” or SAB 101, and Staff Accounting Bulletin 104, “Revenue Recognition” or SAB 104. SAB 101, as amended, and SAB 104 summarize certain of the Securities and Exchange Commission staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements and provide guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry.

We primarily recognize our revenue from services as those services are performed under a signed contract. Certain revenue for contingent accounts receivable management contracts are recognized upon receipt of collected funds. In addition, implementation fees are recognized ratably over the life of the contract.

Deferred revenue represents amounts billed or cash received in advance of revenue recognition. As of September 30, 2006 and December 31, 2005 our balance sheets reflect $4.1 million and $3.5 million in deferred revenue, respectively.

Stock-Based Compensation Expense

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan (“employee stock purchases”), based on estimated fair values. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We have applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statements of Operations. Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation.”

Our Consolidated Financial Statements as of and for the three and nine months ended September 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). See Note 8 to our consolidated financial statements for additional information.

Accounting for Income Taxes

We use the liability method to account for income taxes. Under this method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities and are measured at the enacted tax rates that will be in effect when those differences are expected to reverse. This method involves the assessment of our net operating loss carryforwards, as well as estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as reserves and accrued liabilities, for tax and accounting purposes. We then assess the likelihood that deferred tax assets, consisting primarily of our net operating loss carryforwards, will be realized or recovered from future taxable income. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management considers projected future taxable income, customer contract terms and customer concentrations in making this assessment. Management reassesses the realizability of deferred tax assets on a periodic basis. At such times as we determine that the recoverability of any remaining portion of deferred tax assets is more likely realizable than not, we will further release a portion of the deferred tax valuation allowances, record an income tax benefit and subsequently record a provision for income taxes for financial statement purposes based on the amount of taxable net income. To the extent we believe that recoverability of our deferred tax assets is not likely, we are required to increase our valuation allowance. Based on our assessment of the realizability of the net deferred tax assets for the nine-month period ending September 30, 2006, we recorded a net tax benefit of $0.4 million from the release of the deferred tax asset valuation allowance.

Long-lived Asset Impairment

Fixed assets are reviewed for impairment as events or changes in circumstances occur indicating that carrying amounts may not be recoverable. When these events or changes in circumstances indicate that the carrying amount would be impaired, undiscounted cash flow analyses would be used to assess other long-lived impairment. The estimation of future cash flows involves considerable management judgment.

Results of Operations

The following table shows the listed items from our consolidated statements of operations as a percentage of revenue for the periods presented (percentages may not aggregate due to rounding).

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Revenue	100%	100%	100%	100%
Cost of revenue (exclusive of depreciation expense shown below)	65	58	62	57
Selling, general, and administrative	16	19	18	20
Depreciation and amortization	6	7	6	7

Income from operations	13	16	14	16
Interest income	2	2	2	2
Other expense (income)	—	—	—	—

Income before provision/(benefit) for income taxes	15	18	16	18
(Provision)/benefit for income taxes	(3)	16	(3)	5

Net income	12%	34%	13%	23%

Three months ended September 30, 2006 compared with three months ended September 30, 2005

Revenue

Our revenue increased by $13.8 million, or 85%, to $30.1 million for the three months ended September 30, 2006 from $16.3 million for the three months ended September 30, 2005. The largest source of this growth was increased revenue from existing clients of $5.8 million. We believe the increase in revenue resulted from our ability to capture a larger share of our clients’ outsourcing needs, as well as a general increase in our clients’ demand for outsourcing services. New clients contributed an additional $5.2 million of revenue. The acquisition of Rapidtext increased revenue by approximately $2.8 million.

Cost of Revenue

Our cost of revenue increased by $10.0 million, or 106%, to $19.5 million for the three months ended September 30, 2006 from $9.5 million for the three months ended September 30, 2005. The increase was primarily attributable to our continued capacity expansion primarily in the Philippines, year over year changes in the exchange rate between the US dollar and Philippine peso and higher costs associated with specific contracts. The increase in the value of the Philippine peso compared to the U.S. dollar increased our cost of revenue by approximately $1.4 million. Had the exchange rate remained constant, cost of revenue would have increased approximately 92%, which is more consistent with our percentage increase in sales. With the exception of the SFAS 123(R) expense, the effect of the exchange rate is included in the amounts below.

Salaries and benefits increased approximately $7.4 million due to increased headcount. Travel expenses increased approximately $0.8 million due to increased headcount and operational activities. Rent and utility expenses increased approximately $0.8 million as we added the PeopleSupport Center in Manila and new facilities in Costa Rica and Cebu. Operational consulting costs increased approximately $0.4 million compared to the same period last year. Computer and telecommunications charges increased approximately $0.4 million as our business expanded. Stock-based compensation expenses associated with the adoption of SFAS 123(R) on January 1, 2006, increased cost of revenue by approximately $0.1 million when compared to the same period in 2005.

As a percentage of revenue, our cost of revenue increased to 65% for the three months ended September 30, 2006 from 58% for the three months ended September 30, 2005. The increase is attributable to the appreciation of the Philippine peso versus the U.S. dollar, investment in infrastructure to accommodate anticipated growth in the Philippines and Costa Rica, as well as lower margin associated with the cost of transcription and captioning services performed in the U.S., and terms negotiated with our anchor client in Costa Rica.

Selling, General, and Administrative

Selling, general and administrative expenses increased by $1.6 million, or 52%, to $4.8 million for the three months ended September 30, 2006 from $3.2 million for the three months ended September 30, 2005. The increase is attributable to the continued expansion of our sales and administrative organization, which resulted in increased compensation expenses of approximately $0.7 million. Stock-based compensation expenses associated with the adoption of SFAS 123(R) increased general and administrative costs approximately $0.4 million. In addition, accounting, legal and recruiting related professional service fees increased approximately $0.3 million. We expect selling, general and administrative costs to continue to increase as we continue to expand our infrastructure to accommodate anticipated growth.

As a percentage of revenue, selling, general and administrative costs decreased to 16% for the three months ended September 30, 2006 from 19% for the three months ended September 30, 2005 as we realized certain economies of scale from our U.S. administrative personnel and facilities.

Income Taxes

In the three month period ended September 30, 2006, we recorded an income tax provision of $1.1 million, resulting in a 23 percent effective tax rate, compared to a $2.6 million benefit from income taxes for the three month period ended September 30, 2005. In the third quarter of 2005, management determined that it was more likely than not that the company would continue to generate taxable income from operations and be able to realize certain tax benefits arising from the use of its net operating loss carryforwards in the near future and, as a result, reduced its tax valuation allowance and recognized a non-cash net income tax benefit of $2.6 million in the third quarter of 2005. Our 2006 effective tax rate differed from expected statutory rates due primarily to the effect of tax holidays in the Philippines.

Nine months ended September 30, 2006 compared with nine months ended September 30, 2005

Revenue

Our revenue increased by $34.0 million, or 75%, to $79.1 million for the nine months ended September 30, 2006 from $45.1 million for the nine months ended September 30, 2005. This increase was primarily attributable to an increase of $18.5 million associated with a higher volume of services to existing clients. We believe this increase resulted from our ability to capture a larger share of our clients’ outsourcing needs, as well as a general increase in our clients’ demand for outsourcing services. The acquisition of Rapidtext increased revenue by approximately $8.2 million. Services to new clients resulted in increased revenue of $7.3 million.

Cost of Revenue

Our cost of revenue increased by $23.2 million, or 90%, to $49.0 million for the nine months ended September 30, 2006 from $25.8 million for the nine months ended September 30, 2005. The increase was primarily attributable to continued capacity expansion in the Philippines and Costa Rica, year over year changes in the exchange rate between the U.S. dollar and Philippine peso and higher costs associated with specific contracts. The increase in the value of the Philippine peso compared to the U.S. dollar increased our cost of revenue by approximately $2.5 million. Had the exchange rate remained constant, cost of revenue would have increased approximately 80%, which is more consistent with our percentage increase in sales. With the exception of the SFAS 123(R) expense, the effect of the exchange rate is included in the amounts below.

Salaries and benefits increased approximately $16.4 million due to an increase of approximately 3,600 employees since January 1, 2006. Rent and utility expenses increased approximately $2.3 million as we added the PeopleSupport Center in Manila and other facilities in Costa Rica and the Philippines, Travel expenses increased approximately $1.8 million primarily due to increased headcount and operational activities. Operational consulting fees increased approximately $1.2 million and computer and telecommunications charges increased approximately $1.1 million as our business expanded. Stock-based compensation expenses associated with the adoption of SFAS 123(R) on January 1, 2006 increased cost of revenue by approximately $0.2 million.

As a percentage of revenue, our cost of revenue increased to 62% for the nine months ended September 30, 2006 from 57% for the nine months ended September 30, 2005. The increase is primarily attributable to the appreciation of the Philippine peso versus the U.S. dollar, investment in infrastructure to accommodate growth in the Philippines and Costa Rica, as well as lower margin associated with the cost of transcription and captioning services performed in the U.S., and the terms negotiated with our anchor client in Costa Rica.

Selling, General, and Administrative

Selling, general and administrative expenses increased by $5.5 million, or 61%, to $14.4 million for the nine months ended September 30, 2006 from $9.0 million for the nine months ended September 30, 2005. The increase is attributable to an increase in accounting, legal and recruiting related professional fees of approximately $1.8 million. Compensation costs increased approximately $1.8 million due to increased headcount. Increased stock-based compensation expenses associated with the adoption of SFAS 123(R) on January 1, 2006 increased general and administrative costs approximately $1.0 million. In addition, our expanding needs also resulted in additional rent and office supply costs of approximately $0.3 million, computer and telephone and internet costs of approximately $0.2 million. Travel expenses increased approximately $0.2 million due to increased headcount and operational activities. We expect selling, general and administrative costs to increase as we continue to expand our selling, general and administrative infrastructure to accommodate anticipated growth.

As a percentage of revenue, selling, general and administrative costs decreased to 18% for the nine months ended September 30, 2006 from 20% for the nine months ended September 30, 2005 as we realized certain economies of scale from our US administrative personnel and facilities.

Income Taxes

In the nine month period ended September 30, 2006, we recorded an income tax provision of $2.2 million, resulting in an 18 percent effective tax rate, compared to a $2.5 million benefit from income taxes for the nine month period ended September 30, 2005. In the third quarter of 2005, management determined that it was more likely than not that the company would continue to generate taxable income from operations and be able to realize certain tax benefits arising from the use of its net operating loss carryforwards in the near future and, as a result, reduced its tax valuation allowance and recognized a non-cash net income tax benefit of $2.6 million in the third quarter of 2005. Our year-to-date 2006 effective tax rate differed from expected statutory rates due primarily to the effect of tax holidays in the Philippines.

Liquidity and Capital Resources

We have historically financed our operations primarily through cash flows from operations, sales of equity securities, equipment financings, and interest income earned on cash, cash equivalents and investments. As of September 30, 2006, we have working capital of $57.7 million, including cash and cash equivalents totaling $13.4 million, marketable securities of $33.9 million and net accounts receivable of $19.8 million.

Operating Activities

Net cash provided by operating activities was $15.0 million for the nine months ended September 30, 2006, which was $4.8 million greater than our net income of $10.2 million over the same period. Adjustments to reconcile the amounts include $4.8 million of depreciation and amortization expense, $1.9 million of non-cash stock-based compensation expense, $1.5 million increase in deferred income taxes, and a $0.3 million non-cash expense associated with the management incentive plan. Offsetting these increases were a tax benefit from the exercise of stock options of approximately $0.6 million and an aggregate change in operating assets and liabilities of $3.0 million. The primary changes among assets and liabilities related to an increase of $10.3 million in accounts receivable offset in part by an increase of $6.0 million in accounts payable and accrued liabilities.

For the nine months ended September 30, 2006, the $10.3 million increase in accounts receivable relates to increased revenue and timing related cutoff issues based upon the date payments were received.

Net cash provided by operating activities was $14.3 million for the nine months ended September 30, 2005, which was approximately $3.8 million greater than our net income of $10.5 million over the same period. The difference is primarily due to non-cash adjustments of approximately $3.2 million for depreciation and amortization expense, $0.7 million of non-cash stock-based compensation expense, $0.3 million non-cash expense associated with the management incentive plan, $0.1 million reduction to the provision for doubtful accounts offset in part by a $2.6 million increase in our deferred income tax assets and an aggregate change in operating assets and liabilities of approximately $2.3 million.

Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2006 and 2005 was $30.7 million and $28.3 million, respectively. During the nine months ended September 30, 2006 we purchased $15 million of marketable securities which was partially offset by the maturation of $5.0 million of marketable securities. We also had capital expenditures of approximately $11.8 million which were primarily associated with expansion of our Philippine operations and Costa Rican buildout. In addition, in January 2006, we paid approximately $9.0 million in cash as part of our acquisition of Rapidtext. Marketable securities currently consist of AAA-rated securities from government-sponsored entities.

Net cash used in investing activities during the nine months ended September 30, 2005 was primarily comprised of $28.6 million related to the purchase of marketable securities and $5.8 million of capital expenditures largely associated with the continuing expansion of our Philippine operating facilities, offset by $3.6 million of proceeds received from maturities of a portion of our marketable securities and $2.0 million of proceeds from called investments.

Our capital expenditures during the nine months ended September 30, 2006 were approximately $11.8 million, primarily for telecommunications equipment, leasehold improvements, computer hardware and software, and furniture and fixtures in support of expanding our infrastructure. We estimate additional infrastructure build-out costs during the last quarter of 2006 of approximately $5.0 million to $9.0 million. The range is dependent upon the timing of a number of infrastructure projects that, depending upon the company’s needs, may roll into 2007. The capital expenditures are for telecommunications equipment, leasehold improvements, computer hardware and software, and furniture and fixtures, and may be adjusted based on trends in revenue and personnel needs in Costa Rica and the Philippines. We anticipate using cash, cash equivalents and marketable securities on hand to fund these expenditures.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2006 and 2005 was $1.3 million and $0.2 million, respectively. For the period ending September 30, 2006, cash provided by financing activities consisted of proceeds from the exercise of stock options of approximately $1.1 million and a tax benefit from the exercise of employee stock options of approximately $0.6 million which were offset by capital lease payments of approximately $0.4 million. Net cash provided by financing activities for the nine months ended September 30, 2005 was comprised of $0.2 million of proceeds from the exercise of stock options.

Based on our current level of operations, we expect that our cash flow from operations, together with the proceeds of the current working capital and cash, cash equivalents and marketable securities, will be adequate to meet our anticipated cash needs at least through 2007. Although we currently have no specific plans to do so, to the extent we decide to pursue one or more significant strategic acquisitions, we would need external financing and may incur debt or sell additional equity to finance those acquisitions.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. In addition, we have not entered into any derivative contracts or synthetic leases.

U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our common stock to non-United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	individual retirement or other tax-deferred accounts;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our Company (except to the extent specifically set forth below);

•	certain individuals who are former citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” “synthetic security” or other integrated investment or whose functional currency is not the United States dollar; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the United States federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For the purposes of this discussion, you are a non-United States holder if you are a holder that, for United States federal income tax purposes, is not a United States person. For purposes of this discussion, you are a United States person if you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for federal income tax purposes, created or organized under the laws of the United States or of any state or the District of Columbia; an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which was in existence on August 20, 1996 and has made a valid election to continue to be treated as a United States person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a United States trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a United States trade or business;

•	you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets on specified determination dates, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the five-year period ending on the date of disposition.

If you are a non-United States holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-United States holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated November   , 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Cowen and Company, LLC, JMP Securities LLC and Piper Jaffray & Co. are acting as representatives, the following number of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
JMP Securities LLC
Piper Jaffray & Co.

Total	3,750,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 562,500 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $      per share. After the public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We and our directors and executive officers have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Cowen and Company, LLC for a period of 90 days after the date of this prospectus supplement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news, or a material event relating to us occurs or, (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Cowen and Company, LLC waive, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The underwriters and/or their affiliates have provided and in the future may continue to provide investment banking, commercial banking and/or other financial services, including the provision of credit facilities, to us in the ordinary course of business for which they have received and will receive customary compensation.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

The shares are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

Each of the underwriters has acknowledged that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has acknowledged that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of common stock to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriters will not offer or sell any of our shares directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our shares other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

This prospectus supplement or any other offering material relating to our shares has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly our shares may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus supplement or any other offering material relating to our shares be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each person who is in possession of this prospectus supplement is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our shares. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our shares otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

The shares are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus supplement or any other offering material relating to the shares, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Our shares may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our shares is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our shares, and this prospectus supplement or any other offering material relating to our shares may not be considered an offer or the prospect of an offer to sell or exchange our shares.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus supplement contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the securities offered under this prospectus supplement and accompanying prospectus will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Orange County, California. Certain legal matters related to the offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California. Latham & Watkins LLP represents us on selected matters from time to time.

EXPERTS

The consolidated financial statements, schedules and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement and accompanying prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement and accompanying prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and accompanying prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus supplement and accompanying prospectus. This prospectus supplement and accompanying prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 16, 2006 (as amended on March 27, 2006), including management’s report on internal controls over financial reporting;

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 1, 2006;

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 9, 2006;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006;

•	Our current reports on Form 8-K filed with the SEC on January 6, 2006, January 12, 2006, May 2, 2006, May 31, 2006, August 2, 2006, October 4, 2006 and October 31, 2006; and

•	The description of our common stock, which is contained in the registration statement on Form 10 filed with the SEC on July 13, 2004 (as amended on July 27, 2004 and August 12, 2004), pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and accompanying prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus supplement and accompanying prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and accompanying prospectus.

You may obtain a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus supplement (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

PeopleSupport, Inc.
1100 Glendon Ave., Suite 1250
Los Angeles, California 90024
Attn: Investor Relations
(310) 824-6200

Any statement made in this prospectus supplement or accompanying prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus supplement or accompanying prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

PROSPECTUS

$100,000,000

Preferred Stock
Common Stock
Debt Securities
Warrants
Offered by

PeopleSupport, Inc.

PeopleSupport, Inc. may from time to time sell preferred stock, common stock, debt securities and warrants to purchase debt or equity securities in one or more offerings up to a total dollar amount of $100,000,000. We may sell these securities to or through underwriters, directly to investors or through agents. We will specify the names of any underwriters or agents in supplements to this prospectus.

Our common stock is traded on the NASDAQ Global Market under the symbol “PSPT.” On June 28, 2006 the last reported sale price for our common stock on the NASDAQ Global Market was $13.15 per share.

Our business and an investment in our securities involve significant risks. You should read the section entitled “Risk Factors” on page ii of this prospectus and the risk factors incorporated by reference into this prospectus as described in that section before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is June 30, 2006

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, from time to time, we may sell preferred stock, common stock, debt securities or warrants to purchase debt or equity securities in one or more offerings up to a total dollar amount of $100,000,000. We have provided to you in this prospectus a general description of the securities we may offer. Each time we sell securities under this shelf registration process, we will provide a prospectus supplement that will contain specific information about the terms of the offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement.

As permitted by the rules and regulations of the SEC, the registration statement that contains this prospectus includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or at the SEC’s offices described below under the heading “Where You Can Find Additional Information.”

In this prospectus, unless otherwise indicated, “our company,” “we,” “us” or “our” refer to PeopleSupport, Inc.

RISK FACTORS

Investing in our securities involves risk. Please see the risk factors under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q on file with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You can find, copy and inspect information we file at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The telephone number for the public reference room is (202) 942-8090. You can call the SEC at 1-800-SEC-0330 for further information about the public reference room. You can review our electronically filed reports, proxy and information statements on the SEC’s world wide web site at http://www.sec.gov or on our web site at http://www.peoplesupport.com. Information included on our web site is not a part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding the securities and us, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC’s web site.

INFORMATION INCORPORATED BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 16, 2006 (as amended on March 27, 2006);

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006;

•	Our current reports on Form 8-K filed with the SEC on January 6, 2006, January 12, 2006, May 2, 2006, and May 31, 2006; and

•	The description of our common stock, which is contained in the registration statement on Form 10 filed with the SEC on July 13, 2004 (as amended on July 27, 2004 and August 12, 2004), pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act of 1933, or the Securities Act. For purposes of these statutes, any statement that is not a statement of historical fact may be deemed a forward-looking statement. For example, statements containing the words “believes,” “anticipates,” “estimates,” “plans,” “expects,” “intends,” “may,” “projects,” “will,” “would” and similar expressions may be forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by these forward-looking statements, including the factors referred to above under the caption “Risk Factors.” These important factors include the factors that we identify in the documents we incorporate by reference in this prospectus. You should read these factors and the other cautionary statements made in this prospectus, any prospectus supplement and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus, any prospectus supplement and in the documents incorporated by reference. We do not assume any obligation to update any forward-looking statements made by us.

PEOPLESUPPORT, INC.

We provide business process outsourcing, or BPO, services primarily from our facilities in the Philippines. Based on the size of our workforce, we believe we are one of the largest providers of outsourced services in the Philippines. As of March 31, 2006, our Philippine based client service staff consisted of approximately 5,000 college educated, fluent English speaking personnel. From our Philippine facilities, we provide customer management services for clients who wish to outsource this function to a high quality, lower cost provider. We service primarily U.S.-based customer management and accounts receivable management clients in a variety of industries, including travel and hospitality, technology, telecommunications, retail, consumer products and financial services. We primarily provide inbound customer management services, which includes handling calls and e-mails from our clients’ customers to order goods and services, make and change travel reservations, address billing questions, submit warranty claims and obtain technical support. We manage over four million customer communications per month, including inbound calls, e-mails, and webchats. In July 2003, we began providing accounts receivable management services using specially trained Philippine personnel to collect overdue consumer receivables from U.S. debtors. In January 2006, through the acquisition of Rapidtext, Inc. and its subsidiary, The Transcription Company, we began providing transcription and captioning services from the Philippines and United States to customers in the insurance, law enforcement, entertainment, healthcare and education markets. In 2006, we also launched bilingual English/Spanish operations in Costa Rica.

Our revenues and net income for the year ended December 31, 2005 were $62.1 million and $22.8 million, respectively. Our revenues and net income for the three months ended March 31, 2006 were $23.0 million and $2.8 million, respectively. Our three largest clients for the three months ended March 31, 2006 were EarthLink, Expedia and Vonage, which collectively accounted for approximately 51% of our revenues for such period. At March 31, 2006, we had an accumulated deficit of $27.3 million as a result of net losses in prior years.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table presents our historical ratio of earnings to fixed charges for the three months ended March 31, 2006 and for each of the years in the five-year period ended December 31, 2005. This ratio may be a factor to consider in the event we issue debt securities.

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001

Ratio of Earnings to Fixed Charges	13:1	13:1	3:1	12:1	N/A	N/A

For purposes of this table, “earnings” consist of income before income taxes and fixed charges and other minor modifications. “Fixed charges” consist of interest expense.

USE OF PROCEEDS

Unless we otherwise indicate in the applicable prospectus supplement, we currently intend to use the net proceeds from the sale of the securities for working capital and other general corporate purposes, including:

•	for capital expenditures made in the ordinary course of business, including facilities expansion;

•	for acquisitions of businesses, products and technologies that complement or expand our business; and

•	to repay indebtedness we may incur from time to time.

If a material part of the net proceeds is to be used to repay indebtedness, we will set forth the interest rate and maturity of such indebtedness in a prospectus supplement.

We may set forth additional information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering.

DESCRIPTION OF SECURITIES

The following description of our common stock, preferred stock, debt securities and warrants to purchase equity or debt securities summarizes the material terms and provisions of these securities. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. We will also include in the prospectus supplement information about, where applicable, material United States federal income tax considerations, if any, relating to the securities, and the securities exchange, if any, on which the securities will be listed. The terms of these securities may also be affected by Delaware law.

General

Our authorized capital stock consists of 87,000,000 shares of common stock, par value $0.001 per share, and 4,000,000 shares of preferred stock, par value $0.001 per share.

As of June 28, 2006, there were 18,598,605 shares of common stock outstanding held by approximately 3,300 stockholders of record. All outstanding shares of common stock are fully paid and nonassessable.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “— Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws.”

No Preemptive, Conversion or Redemption Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is fully paid and nonassessable.

Preferred Stock

Upon completion of our initial public offering, each outstanding share of our previously outstanding preferred stock was converted into one share of our common stock. Under our amended and restated certificate of incorporation, which became effective upon completion of our initial public offering, our board of directors is authorized, subject to limitations imposed by Delaware law, to issue up to a total of 4,000,000 shares of preferred stock in one or more series, without further stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors is authorized to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Debt Securities

Any debt securities we may issue will either be senior debt securities or subordinated debt securities. Senior debt securities may be issued under a senior indenture and subordinated debt securities may be issued under a subordinated indenture. In either case, a bank or similar financial institution would be selected to act as trustee under the indenture. We have filed forms of these documents as exhibits to the registration statement of which this prospectus forms a part. If we issue debt securities, we will include in a supplement to this prospectus the specific terms of each series of debt securities being offered, including the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other debt securities. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of PeopleSupport, Inc. The senior debt securities will rank equally with any of our other senior and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to any senior indebtedness. The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

Warrants

We may issue warrants to purchase debt securities, preferred stock or common stock. Warrants may be issued independently or together with any debt securities, preferred stock or common stock and may be attached to or separate from the debt securities, preferred stock or common stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent and us. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

You should review the applicable prospectus supplement for the specific terms of any warrants that may be offered including the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, aggregate principal amount, denominations and terms of the debt securities purchasable upon exercise of a warrant to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

•	the designation, stated value, terms (including liquidation, dividend, conversion and voting rights), number of shares and purchase price per share of the class or series of preferred stock purchasable upon the exercise of warrants to purchase shares of preferred stock;

•	the number of shares and the purchase price per share of common stock purchasable upon the exercise of warrants to purchase shares of common stock;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	if applicable, the minimum or maximum number of warrants that may be exercised at any one time;

•	information relating to book-entry procedures, if any;

•	if applicable, a discussion of material United States federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

As of June 26, 2006, there were no outstanding warrants.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	he receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

In addition, some provisions of our amended and restated certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	Stockholder action; special meeting of stockholders. The amended and restated certificate of incorporation provides that stockholders may not take action by written consent. Action may be taken only at a duly called annual or special meeting of stockholders. The amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the president, chief executive officer, chairman of the board of directors, a majority of our directors or two-thirds of the independent directors, and in no event may the stockholders call or force us to call a special meeting. Thus, without approval by the board of directors, president, chief executive officer or chairman, stockholders may take no action between meetings.

•	Advance notice requirements for stockholder proposals and director nominations. The amended and restated bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days or more than 150 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days before or 60 days after the anniversary date of the preceding year’s annual meeting, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever first occurs. The amended and restated bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

•	Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by the Nasdaq Global Market. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

•	Super-majority voting. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, require a greater percentage. We have provisions in our amended and restated certificate of incorporation and bylaws which require an affirmative vote of stockholders holding at least 75% of our outstanding shares of common stock to amend, revise or repeal our bylaws and certain anti-takeover provisions in our certificate of incorporation.

•	Staggered board. The amended and restated bylaws provide that our board of directors will be divided into three classes, each serving staggered three year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation provides that, to the extent permitted by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. Under Delaware law, the directors have a fiduciary duty to us that is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct or knowing violations of law, for action leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws.

Our amended and restated certificate of incorporation further provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and certain of our officers containing provisions that are, in some respects, broader than the specific indemnification provisions contained in Delaware law. The indemnification agreements require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

Nasdaq Global Market Quotation

Our common stock is quoted on the Nasdaq Global Market under the trading symbol “PSPT.”

LEGAL MATTERS

The validity of the securities offered under this prospectus will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Costa Mesa, California and New York, New York.

EXPERTS

The consolidated financial statements, schedules and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.